December 1, 2004	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

VIA EDGAR AND FACSIMILE	CHADWICK L. MILLS (650) 843-5654 cmills@cooley.com

David Ritenour, Esq. Donald C. Hunt, Esq. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop: 3-6 Washington, D.C. 20549

Re:      Conor Medsystems, Inc.

            Registration Statement on Form S-1

            SEC File No. 333-119174

Gentlemen:

On behalf of Conor Medsystems, Inc. (the “Company”), we are transmitting this letter to you in order to aid the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-119174 (the “Registration Statement”), filed with the Commission on November 24, 2004.

As described in the Registration Statement, on November 22, 2004, the Company issued in a private placement a convertible promissory note (the “Note”) in the aggregate principal amount of $5.0 million to St. Jude Medical, Inc. (“St. Jude”) in connection with the entering into of three related agreements (the “Distribution Agreements”) with affiliates of St. Jude Medical, Inc. under which these entities agreed to be the exclusive distributors of the Company’s COSTAR stent in Japan, Korea, New Zealand and Australia. Pursuant to the terms of the Note, upon the closing of the Company’s initial public offering, the entire principal amount and accrued interest thereunder will automatically convert into shares of the Company’s common stock at the initial public offering price. The shares of common stock issuable upon conversion of the Note (the “Conversion Shares”) will be “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Note and each of the Distribution Agreements were filed as exhibits to the Company’s Registration Statement.

In order to aid the Staff in its review of the Amendment, the Company wishes to supplementally provide the Staff with its analysis under the federal securities laws of the exemption from registration related to the offer and issuance of the Note and why the offer and issuance of the Note, and the issuance of the Conversion Shares upon conversion of the Note, should not be integrated with the offer and sale of the Company’s common stock under the Registration Statement.

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The Company respectfully submits that the offer and issuance of the Note to St. Jude (the “Private Placement”) was exempt from registration by virtue of Section 4(2) of the Securities Act, and that the offer and issuance of the Note, and the issuance of Conversion Shares upon conversion of the Note, should not be integrated with the offer and sale of shares of common stock through the pending Registration Statement based upon the principles set forth in the Commission’s No-Action Letters to Black Box Incorporated, dated June 26, 1990 (“Black Box”), and to Squadron, Ellenoff, Pleasant & Lehrer, dated February 28, 1992 (“Squadron Ellenoff”).

Exemption from Registration. The offer and issuance of the Note is exempt from registration under Section 4(2) the Securities Act as a “transaction not involving a public offering.” The Private Placement was limited only to St. Jude, which is a large institutional “accredited investor,” as such term is defined under Rule 501 of Regulation D promulgated under the Securities Act. St. Jude represented, among other things, that the Conversion Shares that may be acquired by St. Jude upon conversion of the Note will be acquired for investment for St. Jude’s own account, not as a nominee or agent, and not with a view to the immediate resale or distribution of any part thereof, and that St. Jude had no present intention of selling, granting any participation in, or otherwise distributing the Conversion Shares. St. Jude also acknowledged that the Conversion Shares are “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act and may be resold without registration under the Securities Act only in certain limited circumstances. In addition, at the time of its investment decision, St. Jude had full access to information about the Company, especially as a result of the negotiation and the due diligence process related to the entering into of the Distribution Agreements. Finally, the Private Placement did not involve a public offering, general solicitation or general advertising of any kind. Before the initial Registration Statement was filed with the Commission on September 22, 2004, the Company and St. Jude had already initiated negotiations regarding a potential distributorship arrangement between the parties and potential investment in the Company by St. Jude. These negotiations, and the ultimate issuance of the Note to St. Jude, were not as a result of the filing of the initial Registration Statement or any general solicitation or general advertising.

Based on the facts described above, the issuance of the Note was exempt from registration in reliance on Section 4(2) of the Securities Act.

Integration. The Company does not believe the offer and issuance of the Note in the Private Placement should be integrated with the offer and sale of shares of common stock under the pending Registration Statement based upon the principles set forth in Black Box and Squadron Ellenoff. In Black Box, the Division of Corporate Finance stated that it would not recommend an enforcement action to integrate a private placement with a proposed initial public offering under circumstances where the private placement was restricted to qualified institutional

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buyers and a limited number of accredited institutional investors. In Squadron Ellenoff, the Division of Corporate Finance indicated that it interprets the position set forth in Black Box to be limited to situations where the private offering is to persons who are “qualified institutional buyers” within the meaning of Rule 144A and no more than two or three large institutional accredited investors.

The Private Placement involved only one investor, which is a large institutional “accredited” investor (as defined in Rule 501 of Regulation D). Based upon the application of the parameters set forth in Black Box and Squadron Ellenoff to the facts surrounding the Private Placement described above, the Private Placement should not be integrated with the pending public offering.

In addition, the Company believes that the Private Placement should not be integrated with the pending pubic offering under the five-factor analysis contained in Securities Act Release No. 33-4552 (November 6, 1962). The five-factors are as follows:

(1)	Whether the different offerings are part of a single plan of financing;

(2)	Whether the offerings involve the issuance of the same class of securities;

(3)	Whether the offerings are made at or about the same time;

(4)	Whether same type of consideration is to be received; and

(5)	Whether the offerings are made for the same general purpose.

Although the Company acknowledges that issuance of the Note and the issuance of common stock in the public offering both involve cash consideration and may be deemed to have occurred at roughly the same time, in applying the remaining three factors to the Private Placement and the pending public offering as described below, the Company believes that the significant differences between the securities issued and the overall purpose of the transactions lead to the conclusion the two transactions should not be integrated.

First, the Private Placement is not part of a single plan of financing with the pending public offering. The purpose of the Private Placement was to strengthen the commercial relationship between the Company and St. Jude and to raise at least a portion of the capital necessary for the Company to meet its obligations under the Distribution Agreements. The purposes of the public offering, on the other hand, are primarily to increase the Company’s capital resources for growth and expansion, to access the public equity markets and to provide increased visibility and credibility for the Company. Based upon the dissimilar goals for the use of the proceeds raised in the Private Placement and the pending public offering, the two transactions should not be considered as part of a single plan of financing.

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Second, the security issued in the Private Placement and the securities to be issued in the pending public offering are arguably not of the same type or class. While acknowledging that the Note is convertible into Conversion Shares, the Note issued in the Private Placement is a convertible debt security and accrues interest at the annual rate of 5%, while the common stock to be issued in the offering carries no form of interest. In addition, the Conversion Shares are “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act and are therefore not freely tradable. Moreover, with respect to the Conversion Shares, St. Jude is subject to a 180-day market stand-off pursuant to which the Conversion Shares may not be sold for a period of 180 days following the closing of the Company’s initial public offering, a restriction that will not generally be imposed upon purchasers of the Company’s common stock in the pending public offering. From the facts outlined above, the Note should not be considered as the same type or class of security as the common stock to be issued in the pending public offering.

Lastly, as mentioned above, the purposes for the Private Placement and the pending public offering are significantly different. While the Company issued the Note as a means to strengthen the commercial relationship between the Company and St. Jude and to raise at least a portion of the capital necessary for the Company to meet its obligations under the Distribution Agreements, the proceeds to be raised in the public offering will be used for growth, expansion and an ability to access future capital in the public equity markets.

Based on the foregoing analysis under Black Box and Squadron Ellenoff, and the analysis under the five-factor test set forth in Securities Act Release No. 33-4552 (November 6, 1962), the Company believes that the issuance of the Note in the Private Placement, and the issuance of Conversion Shares upon conversion of the Note, should not be integrated with pending public offering of common stock.

Please do not hesitate to call me at (650) 843-5654, or Suzanne Sawochka Hooper at (650) 843-5180, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ CHADWICK L. MILLS
Chadwick L. Mills

cc:	Frank Litvack, M.D. (Conor Medsystems, Inc.)
Suzanne S. Hooper, Esq. (Cooley Godward LLP)
Donald J. Murray, Esq. (Dewey Ballantine LLP)